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EXHIBIT 99.3

CLASS A SUBORDINATE VOTING SHARES PROXY THIS PROXY IS SOLICITED BY AND ON BEHALF OF MANAGEMENT AND THE BOARD OF DIRECTORS OF DECOMA INTERNATIONAL INC.

The undersigned shareholder of Decoma International Inc. (the "Corporation") hereby appoints Belinda Stronach, or failing her Alan J. Power, or failing him R. David Benson, or instead of any of them as the proxyholder of the undersigned, with full power of substitution, in respect of all the Class A Subordinate Voting Shares of the Corporation held by the undersigned, to attend at, and to act and vote on behalf of the undersigned in respect of all matters that may come before, the Annual Meeting of Shareholders of the Corporation on Monday, May 5, 2003, and any and all adjournments thereof, and, without limiting the general authority conferred by this proxy, the undersigned hereby specifically directs such proxyholder as follows:

(a)	to vote FOR ☐ or ABSTAIN ☐ in respect of:
the election of Neil G. Davis, Robert J. Fuller, Jennifer J. Jackson, Frank E. Macher, John T. Mayberry, Alan J. Power, Belinda Stronach and Siegfried Wolf as directors;
(To withhold your vote from any individual nominee, strike a line through the individual nominee's name.)
(b)
to vote FOR ☐ or ABSTAIN ☐ in respect of:
the reappointment of Ernst & Young LLP as the Auditor of the Corporation, based on the recommendation of the Audit Committee of the Board of Directors, and authorizing the Audit Committee to fix the Auditor's remuneration; and
(c)	to transact such other business as may properly come before the Meeting or any adjournment thereof.

This proxy confers discretionary authority to vote on amendments or variations to the matters identified in the Notice of Annual Meeting of Shareholders and on all other business or matters as may properly come before the meeting or any adjournment(s) thereof.

The proxy holder will vote for the management nominees for the office of director and for the reappointment of Ernst & Young LLP as the Auditor of the Corporation and authorizing the audit committee of the board of directors to fix the Auditor's remuneration, where a choice for each such matter is not specified in this proxy.

The undersigned confirms the express wish that this document and the documents relating hereto, including the Circular, be in English only. Le soussigné confirme sa volonté expresse que ce document et les documents se rattachant à la présente, y compris la circulaire d'information et de procuration de la direction soient rédigés en anglais seulement.

The undersigned hereby revokes any proxy previously given.
Date	, 2003.
Signature

NOTES:

1.	This proxy must be signed by the shareholder or his/her attorney duly authorized in writing.
2.	If the shareholder is a corporation, this proxy must be executed by an officer or attorney thereof duly authorized in writing.
3.	Please date this proxy. If not dated, it shall be deemed to be dated the day on which it was mailed.
4.	A shareholder has the right to appoint a person to attend and to act for him/her on his/her behalf at the Meeting other than the management nominees named above. Such right may be exercised by striking out the names of Belinda Stronach, Alan J. Power and R. David Benson and inserting in the space provided the name of the person to be appointed, who need not be a shareholder of the Corporation, or by completing another proper form of proxy.

REGISTERED SHAREHOLDERS ONLY MAY VOTE THIS PROXY BY FAX AT
(416) 263-9524 OR 1-866-249-7775.
If your address as shown is incorrect, please provide your correct address when returning this proxy.

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EXHIBIT 99.3